NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	November 10, 2021

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX:  KLS), (NYSE American: KIQ) reports that the Company has released the unaudited consolidated interim financial statements and Management Discussion and Analysis for the nine months ended September 30, 2021.

The unaudited consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

SUMMARY OF FINANCIAL PERFORMANCE

Nine months ended September 30	2021	2020
Revenues	$5,429,090	$9,754,172
Gross profit	$2,247,453	$4,298,760
Gross profit margin	41%	44%
Adjusted EBITDA (loss)	$(1,204,877)	$990,074
Non-cash expenses	$275,496	$524,485
Taxes	$147,222	$118,249
Net income (loss)	$(1,627,595)	$347,340
Basic earnings (loss) per share	$(0.03)	$0.01
Three months ended September 30
Revenues	$2,093,252	$1,586,206
Gross profit	$844,645	$600,754
Gross profit margin	40%	38%
Adjusted EBITDA (loss)	$(308,834)	$(449,855)
Net Income (loss)	$(433,261)	$(681,527)
Basic earnings (loss) per share	$(0.01)	$(0.01)

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2021 the Company had cash on deposit in the amount of $3,198,231, accounts receivable of $1,253,910, prepaid expenses of $224,731 and inventory of $5,717,310 compared to cash on deposit in the amount of $1,049,049, accounts receivable of $535,659, prepaid expenses of $162,739 and inventory of $5,462,532 as at December 31, 2020.

The Company had no income tax payable as at September 30, 2021 compared to income tax payable of $91,566 as at December 31, 2020.

The working capital position of the Company as at September 30, 2021 was $9,140,729 compared to $6,251,893 as at December 31, 2020.  The improvement in the working capital position came about on March 4, 2021 when the Company completed a private equity placement whereby 7,000,000 units were issued at a price of CAD$0.91 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant can be exercised at a price of CAD$1.15 per common share on or before 4:00 p.m. (Vancouver time) on March 4, 2022 and CAD$1.30 on or before 4:00 p.m. (Vancouver time) on March 4, 2023.  The private placement was entirely arm's length and the transaction did not materially affect control of the Company.  Capital resources are now expected to protect the Company's ability to conduct ongoing business operations as planned for the foreseeable future.

Net assets of the Company improved to $14,017,652 as at September 30, 2021 compared to $10,960,923 as at December 31, 2020 due to the new equity placement.  The Company had no interest-bearing long-term liabilities or debt as at September 30, 2021.

OUTLOOK

The anticipated return to pre-pandemic business volumes in 2021 is happening very slowly.  The dismal rail tank car activity experienced over the past 18 months remains an impediment to the recovery of financial performance.  A momentum build in 2022 based on anticipated new product offerings in trucking tank trailers, pressure rail cars and compliance requirements for the ethanol industry continue to encourage Management about the Company's recovery prospects in 2022 and beyond.

During the COVID-19 driven rail recession Management has focused on the containment of the potential negative impacts on the Company's business model and the protection of the Company's key productive assets.  Kelso has prepared itself for the anticipated post-pandemic growth in business activity by way of maintaining larger inventories, key employees, a new equity financing secured in the first quarter of 2021 and continuing R&D activities to broaden out product lines.

The Company is fully prepared for stronger business growth anticipated in 2022.  Rail industry experts anticipate that in 2021 the OEM producers will manufacture approximately 8,000 new tank cars.  In addition, significant retrofits are being evaluated to address the pending 2023 changes in ethanol regulations as the ethanol industry plans for the appropriate post 2023 fleet size which currently stands at more than 30,000 tank cars.  Also, a significant number of tank cars are due for re-certification and some owners are planning to address these tank cars now while there is repair shop space available.

Industry projections indicate that the tank car market is entering a period of modest fleet growth coupled with growth in rail tank car utilization.  New tank car demand is expected to grow to 14,300 tank cars in 2022 and 19,125 tank cars in 2023.  The anticipated upswing in new build and retrofit activity for ethanol and pressure tank cars combined with a growing number of certified Kelso products are expected to provide new longer-term financial growth opportunities from rail operations.

With respect to the KXI™ Wildertec™ Suspension System (KXI) program, the Company has secured the services of key engineers, software specialists and OEM suspension experts that will support the Company's R&D schedules to equip a "heavy duty" (HD) vehicle with a regulatory compliant KXI by mid 2022.  Once accomplished the goal is to initiate pilot production and sales in late 2022 or early 2023 although scheduling has been negatively impacted by the well documented supply chain disruptions in the automotive industry.  The HD platform represents a much larger accessible commercial market opportunity to pursue.  This strategic direction is expected to reduce R&D costs and maintain strategic timetables.  Once completed the HD design advancements will have to attain full compliance with the Canadian Motor Vehicle Safety Standards and the Federal Motor Vehicle Safety Standards in the United States.  This is expected to provide the Company a national safety mark awarded as a final stage manufacturer which is a key prerequisite for enabling commercial sales.

In addition to KXI, the Company continues the development of promising new rail products.  Kelso's pressure car PCH valve has successfully completed field service trials, final inspection and gained full Association of American Railroads approval.  Field service trials are ongoing with the Company's pressure car angle valve, top ball valve and bottom outlet valves despite current uncertainties and economic disruptions.  Valve products for trucking applications are in full marketing initiatives.

In the heavily regulated transportation industry, the Company's R&D projects are complex, time consuming and expensive.  The primary purpose of Kelso's R&D investments is to advance and elevate the probability of future financial successes from a larger and more diverse product line.  Despite the many challenges imposed by the COVID-19 recession Management remains bullish on the potential of all of its new product developments although timing of regulatory approvals and new revenue streams remains unpredictable and certainly not guaranteed to develop at all.  Management continues to assess research discoveries, new product viability, tighter budget restrictions and market potential of all of the Company's R&D programs and adjusts strategic plans as part of the Company's R&D risk management.

The Company has deployed capital resources sensibly to maintain financial health and liquidity during the pandemic.  The Company's balance sheet strength and working capital position remained healthy at $9,140,729 as at September 30, 2021.  The financial capital secured during the first quarter is expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.

The Company's future business prospects for rail tank car products over the next three years are encouraging despite the current uncertainties.  Kelso has unique products to service new regulatory guidelines that require a fleet of more than 30,000 ethanol tank cars to be regulatory compliant in early 2023.  In addition the Company is developing new products that can service a fleet of approximately 85,000 pressure tank cars, a market that is completely new to Kelso and represents a significant business growth opportunity.

The Company has maintained the ability to fully service customer needs when the pandemic subsides.  Management's focus has been to concentrate on what Kelso has done well in the past enhancing the importance of the Company's corporate brand in the rail industry and a clear ambition for the future of Kelso with new product opportunities in more diverse transportation markets.  With no interest-bearing long-term debt to service, replenished capital reserves secured through a new equity financing, broader sales prospects from a larger product portfolio, Kelso is working to exit the pandemic crisis with stronger financial performance on behalf of the shareholders of Kelso.

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications.  The Company's reputation has been earned as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to Adjusted EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and noncash share-based expenses (Black Scholes option pricing model) and write off of assets.  Adjusted EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS.  Management believes that Adjusted EBITDA is an alternative measure in evaluating the Company's business performance.  Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS.  The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation.  Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that a momentum build for new rail tank cars is expected in 2022; that the Company is prepared for post-pandemic normalization and ready for a strong restart of business growth; that the OEM rail tank car producers projections of new tank car and retrofits will be realized;  that the anticipated upswing in new build and retrofit activity combined with a growing number of qualified Kelso products are expected to fuel new financial growth from rail operations;  that new tank car demand is expected to grow, that the Company's KXI engineering group can produce a regulatory compliant heavy-duty prototype vehicle in 2022 that complies to all federal standards and regional regulations in order to receive a national safety mark as a final stage manufacturer which is a key prerequisite for enabling commercial sales in 2022;  that the Company can initiate KXI pilot production and sales in late 2022 or early 2023;  that the Company can reduce R&D costs and maintain strategic timetables;  that the financial capital secured subsequent in March 2021 is expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future;  that the Company will continue with new product development;  that Company has new products nearing AAR approvals that can service a fleet of approximately 85,000 pressure tank cars;  and that broader sales prospects from a larger product portfolio will allow Kelso to exit the pandemic crisis with stronger financial performance.  Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the effects of COVID-19 may last much longer than expected delaying business orders from OEM customers;  the Company's development of new products may proceed slower than expected, cost more or may not result in a salable product;  tank car producers may produce and retrofit fewer than expected cars and even if they meet expectations, they may not purchase the Company's products for many of the cars;  new equity may not be adequate enough to fund future operations as intended;  that regulatory compliance may be delayed or cancelled;  the Company's products may not provide the intended economic or operational advantages;  or reduce the potential effects of human error and environmental harm during the transport of hazardous materials;  or grow and sustain anticipated revenue streams;  the Company's new rail and automotive products may not receive regulatory certification;  customer orders may not develop or be cancelled;  that competitors may enter the market with new product offerings which could capture some of the Company's market share;  that a new product idea under development may be dropped if ongoing product testing reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com